ALSTON&BIRD LLP

The Atlantic Building

950 F. Street, N.W.

Washington, DC 20004-2601

202-239-3300

Fax: 202-239-3333

www.alston.com

David J. Baum

Direct Dial: 202-239-3346

E-mail: david.baum@alston.com

July 11, 2014

VIA

EDGAR

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-2521

Re:

Northern Lights Fund Trust II (File Nos. 333-174926; 811-22549):  Post-Effective Amendment No. 167 to the Trust’s Registration Statement on Form N-1A –  Even Keel Managed Risk Fund, Even Keel Opportunities Managed Risk Fund, Even Keel Traveler Managed Risk Fund, Even Keel Explorer Managed Risk Fund.

Ladies and Gentlemen:

On behalf of Northern Lights Fund Trust II (the “Trust”) and its series, the Even Keel Managed Risk Fund, Even Keel Opportunities Managed Risk Fund, Even Keel Traveler Managed Risk Fund, and Even Keel Explorer Managed Risk Fund (the “Funds”), accompanying this letter for filing under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Rule 485(a)(2) thereunder, is a copy of Post-Effective Amendment No. 167 to the Trust’s Registration Statement on Form N-1A (“Post-Effective Amendment No. 167”).  Post-Effective Amendment No. 167 is being filed for the purpose adding the Funds as a new series of the Trust. These series are being formed with the expectation that four existing series of Northern Lights Fund Trust III (811-22655) will reorganized into them following shareholder votes.

Please call me at (202) 239-3346 if you have any questions or comments regarding this filing.

/s/  David J. Baum

David J. Baum

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